Luby’s, Inc.

13111 Northwest Freeway, Suite 600

Houston, Texas 77040

September 6, 2006

Mr. Jeffrey Sears

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Luby’s, Inc.
Form 8-K furnished on June 8, 2006
File No. 001-08308

Dear Mr. Sears:

I am writing on behalf of Luby’s, Inc. (the “Company”) to respond to the comment raised by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) in its letter to the Company dated June 30, 2006.

In response to the Staff’s comment regarding the use of Adjusted EBITDA, the Company plans to voluntarily suspend presenting Adjusted EBITDA in public filings made with the Commission and in press releases that are included as exhibits to such filings. The Company may continue to use Adjusted EBITDA or other non-GAAP financial measures in other documents that it does not file with or furnish to the Commission, including documents posted on its Internet website. The Company will continue to comply with the relevant rules and regulations of the Commission governing the use of non-GAAP financial measures, including Regulation G and Item 10(e) of Regulation S-K.

Representatives of the Company, its independent registered public accounting firm and its legal counsel would welcome the opportunity to address any further Staff questions or concerns either in person or by telephone if the Staff so desires.

Very truly yours,

/s/ Ernest Pekmezaris
Ernest Pekmezaris
Senior Vice President and Chief Financial Officer